UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MEREO BIOPHARMA GROUP PLC

(the “Company”)

Notice of Transfer of Listing to the Nasdaq Capital Market

On April 3, 2023, Mereo BioPharma Group plc (the “Company”) submitted to the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) an application to transfer the listing of its American Depositary Shares (“ADSs”) representing ordinary shares of the Company from the Nasdaq Global Market to the Nasdaq Capital Market. On May 2, 2023 the Company received notice from Nasdaq that its application to transfer the listing of its ADSs had been approved. The transfer became effective at the opening of business May 3, 2023. The Company’s ADSs will continue to trade under the symbol “MREO” and will not be affected by this change in listing.

The Nasdaq Global Market and the Nasdaq Capital Market are each market tiers of Nasdaq and the Nasdaq Capital Market is a continuous trading market that operates in the same manner as the Nasdaq Global Market. All companies listed on the Nasdaq Capital Market must meet certain financial requirements and adhere to Nasdaq’s corporate governance standards. The Company believes it is in compliance with all applicable criteria for continued listing on the Nasdaq Capital Market, but for the $1.00 bid price requirement, as previously announced in the Form 6-K filed by the Company on November 2, 2022. In connection with the transfer to the Nasdaq Capital Market, Nasdaq granted the Company an additional 180-day period (or until October 30, 2023) to regain compliance with the requirement set forth in Nasdaq Listing Rule 5450(a)(1) that the bid price of the Company’s ADSs meet or exceed $1.00 per ADS for at least ten consecutive business days. If at any time before October 30, 2023 the closing bid price of the Company’s ADSs is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and this matter will be closed.

At the close of business today, May 5, 2023, the closing bid price of the Company’s ADSs met or exceeded $1.00 per ADS for the last ten consecutive business days. The Company will provide a further update following receipt of any written confirmation from Nasdaq in compliance with Nasdaq Listing Rule 5450(a)(1). On May 5, 2023 the Company issued a press release with details of the transfer of its ADSs to the Nasdaq Capital Market a copy of which is attached as exhibit 99.1 hereto and incorporated by reference herein.

The contents of this Report on Form 6-K are incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-258495) and its Registration Statements on Form S-8 (File Numbers 333-269388, 333-231636, 333-236498, 333-252147 and 333-262151).

Exhibit Index

Exhibits

99.1	Press release dated May 5, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2023

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel